

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


090503

Filed in the office of	Document Number
Barbara K. Cegavske	20170242028-18
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 06/02/2017 11:55 AM
	Entity Number C6485-2004

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

Grote Molen, Inc.

2. The articles are: (mark only one box)   ☐ **Restated**   ☒ **Amended and Restated**
Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: [_____]
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☒ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☒ Articles have been deleted.

☒ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

Articles Fourth, Sixth and Seventh have been intentionally omitted as not required for Amended and Restated Articles of Incorporation.

4. Effective date and time of filing: (optional)   Date: [_____]   Time: [_____]
(must not be later than 90 days after the certificate is filed)

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Restated Articles
Revised: 1-5-15




BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Grote Molen, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article First: the name of the corporation has been amended to BlackRidge Technology International, Inc.
Article Third: the authorized stock has been increased from one hundred five million to two hundred ten million.
Article Fourth: has been intentionally omitted.
Article Sixth: has been intentionally omitted.
Article Seventh: has been intentionally omitted.
Article Nineth: the number of authorized shares has been increased from one hundred five million to two hundred ten million - one hundred million to two hundred million common stock and five million to ten million preferred stock.
Article Sixteenth: has been deleted.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 37,740,912

4. Effective date and time of filing: (optional)   Date: 6-1-17   Time: 10:30

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _John Blake_ CFO

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BLACKRIDGE TECHNOLOGY INTERNATIONAL, INC.
Pursuant to NRS Chapter 78

ARTICLE FIRST

NAME: The name of the corporation is BlackRidge Technology International, Inc.

ARTICLE SECOND

REGISTERED AGENT FOR SERVICE: The registered agent for services of process is CSC Services of Nevada, Inc. The address of the registered agent is 2215 Renaissance Dr., Las Vegas, NV 89119.

ARTICLE THIRD

AUTHORIZED STOCK: The total number of shares of capital stock which the corporation shall have authority to issue is two hundred ten million (210,000,000) shares, of which (i) two hundred million (200,000,000) shares are designated as common stock with a par value of $0.0001 per share ("Common Stock"), and (ii) ten million (10,000,000) shares are designated as preferred stock, with a par value of $0.001 per share ("Preferred Stock").

ARTICLE FOURTH

[Intentionally Omitted]

ARTICLE FIFTH

PURPOSE: The purpose of the corporation shall be to engage in any lawful act or activity for which corporations may be organized in Nevada.

ARTICLE SIXTH

[Intentionally Omitted]

ARTICLE SEVENTH

[Intentionally Omitted]

ARTICLE EIGHTH

DURATION: This corporation shall exist perpetually unless sooner dissolved by law.

ARTICLE NINETH

STOCK: The total number of shares of all classes which the corporation is authorized to have outstanding is Two Hundred Ten Million (210,000,000) shares of which stock Two Hundred Million

(200,000,000) shares in the par value of $.001 each, amounting in the aggregate to Two Hundred Thousand Dollars ($200,000) shall be voting common stock and of which Ten Million (10,000,000) shares in the par value of $.001 each, amounting in the aggregate to Ten Thousand Dollars ($10,000), shall be preferred stock.

The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the authorized shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series and the qualifications, limitations or restrictions thereof. The authority of the board with respect to each series includes, but is not limited to, determination of the following:

(1)   The number of shares constituting that series and the distinctive designation of that series;

(2)   The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3)   Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(4)   Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(5)   Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions, and at different redemption rates;

(6)   Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(7)   The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(8)   Any other relative rights, preferences and limitations of that series, unless otherwise provided by the certificate of determination.

ARTICLE TENTH

PRE-EMPTIVE RIGHTS: The stockholders shall have no pre-emptive rights to acquire additional shares of the corporation.

ARTICLE ELEVENTH

MANAGEMENT OF THE CORPORATION'S AFFAIRS.

(a) The business and affairs of the corporation shall be managed under the direction of the Board of Directors. The number of directors constituting the entire Board of Directors shall be not less than one nor more than nine as fixed from time to time by vote of a majority of the entire board or directors, provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office, and provided further, that the number of directors constituting the entire Board of Directors shall be one until otherwise fixed by a majority of the entire board or directors.

(b) Notwithstanding any other provisions in these Articles of Incorporation or the Bylaws of the corporation (and notwithstanding the fact that some lesser percentage may be specified by law, in these Articles of Incorporation or the Bylaws of the corporation), any director or the entire Board of Directors of the corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose.

ARTICLE TWELFTH

AMENDMENT: Except as otherwise provided in these Articles of Incorporation, the provisions of these Articles of Incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote on each such amendment. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the Bylaws of the corporation, subject to the power of the stockholders of the corporation to alter or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE THIRTEENTH

LIMITATION OF DIRECTORS' LIABILITY: To the fullest extent permitted by the laws of the State of Nevada now or hereafter in force, no director of this corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article THIRTEENTH shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The provisions of this Article THIRTEENTH shall not be deemed to limit or preclude indemnification of a director by the corporation for any liability of a director which has not been eliminated by the provisions of this Article THIRTEENTH.

ARTICLE FOURTEENTH

INDEMNIFICATION: The corporation may indemnify an individual against liability incurred in a proceeding where the individual was made a party to a proceeding because the person is or was a director or officer and if: (1) the individual's conduct was in good faith; (2) the individual reasonably believed that the conduct was in, or not opposed to, the corporation's best interests; and (3) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

The corporation will indemnify a director or officer who was successful, on the merits or otherwise, in defense of any proceeding, or in defense of any claim, issue, or matter in the proceeding, to which the individual was a party because the person is or was a director or officer of the corporation, against reasonable expenses incurred by the individual in connection with the proceeding or claim with respect to which the individual has been successful.

The corporation may not indemnify a director or officer in connection with: (1) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (2) the payment of distributions in violation of NRS 78.300.

ARTICLE FIFTEENTH

CUMULATIVE VOTING: There shall be no cumulative voting.



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

BLACKRIDGE TECHNOLOGY INTERNATIONAL, INC.
Nevada Business Identification # NV20041409911

Expiration Date: March 31, 2018

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on June 2, 2017

Barbara K. Cegavske
Secretary of State

You may verify this license at www.nvsos.gov under the Nevada Business Search.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which by law <u>cannot</u> be waived.